The AllianzGI NFJ Dividend, Interest & Premium Strategy Fund held its annual meeting of shareholders on July 13, 2017. Shareholders voted as indicated below:

				Affirmative Withheld Authority
Election of
F. Ford Drummond
Class I to serve until
the annual meeting for
the 2017-2018 fiscal year	82,595,842 	1,711,352
Election of Alan Rappaport
 Class I to serve
until the annual meeting
for the 2017-2018 fiscal year 	82,586,972 	1,720,222
Election of Davey S. Scoon
 Class I to serve
until the annual meeting for
the 2017-2018 fiscal year 	82,553,972 	1,753,222

The other members of the Board of Trustees at the time of the meeting, namely, Mses. Barbara R. Claussen, Deborah A.
DeCotis and Messrs. A. Douglas Eu, Bradford K. Gallagher,
James A. Jacobson, Hans W. Kertess, James S. MacLeod and
William B. Ogden, IV continued to serve as Trustees of the Fund.